Onyx Acquisition Co. I

104 5th Avenue

New York, New York 10011

August 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Ameen Hamady
Shannon Menjivar

Re:	Onyx Acquisition Co. I
Form 10-K for the year ended December 31, 2023 Filed on March 29, 2024 Form 10-Q for the period ended March 31, 2024 Filed on May 23, 2024
File No. 001-41003

Ladies and Gentlemen:

This letter sets forth the response of Onyx Acquisition Co. I (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated August 6, 2024, with respect to the above referenced Form 10-K for the year ended December 31, 2023 and Form 10-Q for the period ended March 31, 2024. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 on Form 10-K for the year ended December 31, 2023 (the “Amended Annual Report”) and Amendment No. 1 on Form 10-Q for the period ended March 31, 2024 (the “Amended Quarterly Report”).

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form 10-K for the year ended December 31, 2023

Item 15. Exhibits, Financial Statement Schedules, page 79

1. Staff’s comment: Please amend your filing to include updated Section 906 certifications of the chief executive and financial officers to reference the correct period of the Form 10-K for the year ended December 31, 2023.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will file the Amended Annual Report to include updated certifications pertaining to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and to reference the correct period in the certification.

Form 10-Q for the period ended March 31, 2024

Item 6. Exhibits, page 28

2. Staff’s comment: You omit the internal control over financial reporting language from the introductory portion of paragraph 4 of your Section 302 certifications, as well as paragraph 4(b). This language was required beginning with your first annual report that contained management’s report on internal control over financial reporting and continues to be required in the Section 302 certifications of all periodic reports filed thereafter. Please amend your filing to update your Section 302 certifications accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will file the Amended Quarterly Report to include updated certifications pursuant to Securities Exchange Act of 1934 Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and to include the required language regarding internal controls over financial reporting.

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The Company respectfully requests the Staff’s assistance in completing the review of the Amended Annual Report and Amended Quarterly Report as soon as possible. Please contact Ieuan A. List of Kirkland & Ellis LLP at (512) 355-4375 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

ONYX ACQUISITION CO. I

By:	/s/ Michael Stern
Name:	Michael Stern
Title:	Director, Chairman and Chief Executive Officer

Enclosures
cc:	Ieuan A. List, Kirkland & Ellis LLP